Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”).

Trading Symbol: CURA

Number of Outstanding Listed Securities: 615,299,981

Date: September 8, 2022

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered, nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. Headquartered in Wakefield, Massachusetts, the Company has operations in 21 states including operating 136 dispensaries and 26 cultivation sites with a focus on highly populated states including Arizona, Florida, Illinois, Massachusetts, New York, New Jersey and Pennsylvania. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Moreover, Curaleaf International Holdings Limited (“Curaleaf International”), a subsidiary of the Issuer, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities.

Recent developments regarding the Issuer’s business and operations

On August 8, 2022, Curaleaf announced it had bolstered its executive leadership with three key hires.

Please see the Issuer’s press release dated August 8, 2022, filed on the Issuer’s website for more information.

On August 8, 2022, Curaleaf reported its 2nd quarter 2022 results.

Please see the Issuer’s press release dated August 8, 2022, filed on the Issuer’s website for more information.

On August 9, 2022, Curaleaf announced Curaleaf International had signed a definitive agreement to acquire a majority stake and form a strategic partnership with Germany’s Four 20 Pharma, a fully EU-GMP & GDP licensed producer and distributor of medical cannabis.

Please see the Issuer’s press release dated August 9, 2022, filed on the Issuer’s website for more information, as well as the Form 9 filed with the CSE on August 9, 2022.

2.	Provide a general overview and discussion of the activities of management.

Boris Jordan, Executive Chairman, conducted an interview with Tiffany Kary of Bloomberg on 8/8 for the media article titled, “Can Ketamine Help Alcoholics? This Company Plans to Find Out.” Mr. Jordan also conducted a live interview on 8/9 with Caroline Hyde of Bloomberg Markets. Mr. Jordan appeared on The Dales Report on 8/10 for the media article titled, “Curaleaf Executive Chairman Believes SAFE Banking Can Pass In The Lame Duck Session Of Congress.” Mr. Jordan’s quotes from the press release titled, “Curaleaf Announces Majority Stake and Forms Strategic Partnership with Germany's Four 20 Pharma, a Fully EU-GMP & GDP Licensed Producer and Distributor of Medical Cannabis,” were picked up by Mugglehead Magazine and Benzinga. Mr. Jordan’s quotes from the press release titled, “Curaleaf Reports Second Quarter 2022 Results,” were picked up by New Cannabis Ventures, Benzinga, Seeking Alpha, and Green Market Report.

Matt Darin, CEO, conducted a virtual interview with Global Cannabis Times on 7/11 for an upcoming media article. Mr. Darin conducted an email interview on 7/13 with NY Cannabis Insider for a pending media article. Mr. Darin was interviewed by Steve Gelsi of MarketWatch for the media article titled, “Curaleaf CEO sees cannabis as recession resistant, but stock falls after wider loss.” Mr. Darin was interviewed by Chloe Aiello of Cheddar on 8/9, for the media segment titled, “Curaleaf CEO Matt Darin Sounds Off on Recession Fears, International Cannabis Opportunity.” Mt. Darin was also interviewed by Bill Alpert of Barron’s on 8/9 for the media article titled, “Investors Sour on Pot Stocks Despite a Growing Market.” Mr. Darin appeared on Yahoo! Finance Live with David Briggs on 8/10 for the media segment titled, “Cannabis reform: ‘There’s never been more bipartisan support,’ Curaleaf CEO.” Mr. Darin was interviewed by Morgan Paxhia on the Poseidon Closing Bell Twitter Space on 8/11. Mr. Darin’s quote from the press release titled, “Curaleaf Bolsters Executive Leadership Team with Three Key Hires,” was picked up by Benzinga. Mr. Darin’s quotes from the press release titled, “Curaleaf Reports Second Quarter 2022 Results,” were picked up by New Cannabis Ventures, Benzinga, Seeking Alpha, and Green Market Report. Mr. Darin’s quote from the press release titled, “Curaleaf Celebrates Opening Of Tampa Citrus Park Dispensary,” was picked up by Benzinga.

Joseph Lusardi, Executive Vice Chairman, took part in a fireside chat on 8/24 at the Wolfe Conference.

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

On August 9, 2022, Curaleaf announced Curaleaf International had signed a definitive agreement to acquire a majority stake and form a strategic partnership with Germany’s Four 20 Pharma, a fully EU-GMP & GDP licensed producer and distributor of medical cannabis.

Please see the Issuer’s press release dated August 9, 2022, filed on the Issuer’s website for more information, as well as the Form 9 filed with the CSE on August 9, 2022.

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from, or the disposition was to, a Related Person of the Issuer and provide details of the relationship.

Pueblo West Organics

On September 1, 2022 the Company completed its acquisition of Pueblo West Organics, a licensed cannabis processor in Pueblo, CO, which also operates a dispensary and small indoor cultivation facility.  The acquisition will provide Curaleaf with additional capacity to achieve further vertical integration with Los Sueños Farms, its large outdoor cultivation facility in the state.  Total consideration for the sale is US $6.25M.

Arkansas

On August 25, 2022, the Company completed the sale of its rights in its licensed cannabis dispensary in Little Rock, AR.   The Company received total proceeds of approximately US $8.0 million from the sale of its rights to a third party.

8.	Describe the acquisition of new customers or loss of customers.

N/A

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trademarks.

N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

As of August 31, 2022, the Issuer had a total of 5,934 employees, which includes 417 new hires and 252 terminations in the month of August.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the.

Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Among other disputes, Curaleaf is defending against claims in arbitration relating primarily to a lock-up agreement that the former minority shareholders of Curaleaf’s Connecticut operations signed in connection with their receipt of Subordinate Voting Shares of the Issuer in exchange for their minority interest.

Connecticut

On September 6, 2022, the arbitrator issued a Final Partial Award dismissing all of the DRH plaintiffs’ claims and awarding costs of the arbitration to Curaleaf.   The Company expects the arbitrator to issue a final award of the costs to be paid by the DRH plaintiffs to Curaleaf in the fourth quarter.

Sentia Wellness

Measure 8 Ventures LP et al. v. Khanna et al., Or. No. 22CV00946

On January 6, 2022, Measure 8 Ventures, LP, and six other purchasers of debentures from Sentia Wellness, Inc. (“Sentia”), filed suit against Nitin Khanna and six other former officers, directors, and/or advisors of Sentia in the Circuit Court of the State of Oregon for Multnomah County alleging violations of Oregon securities law by making false and misleading statements and omissions to induce the plaintiffs to purchase over U.S. $74 million of debentures in Sentia.  Specifically, the complaint alleges among other things that Khanna, the former executive chairman of Sentia, committed securities fraud by inducing investors with false statements about Sentia’s potential business, financials, and operations.  Plaintiffs seek actual damages in the amount of U.S. $60 million.  On May 16, 2022, the defendants filed their answer to the plaintiffs’ complaint along with affirmative defenses and various counter-claims against the plaintiffs as well as claims against third-parties Curaleaf Holdings, Inc., Cura Partners, Inc., and individuals Boris Jordan, Sunny Puri, Peter Clateman, and Juan Pablo Martinez. The third-party claims include claims for unjust enrichment, breach of fiduciary duty, and tortious interference.  The third-party complaint alleges, among other things, that Boris Jordan with the assistance of others engaged in self-dealing to reduce the consideration Curaleaf paid to acquire Cura Partners, Inc. from its owners, which included entities controlled by Mr. Jordan, while seeking for such entities a greater share of the consideration at the expense of Nitin Khanna and certain other former Cura Partners, Inc. owners. The third-party complaint also alleges claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. for indemnification as well as reimbursement and advancement of attorneys’ fees and expenses under Oregon law and Cura Partners, Inc.’ bylaws.  Nitin Khanna and the third-party plaintiffs seek actual damages in an amount of U.S. $515 million and other relief. However, Curaleaf Holdings, Inc. does not appear to be targeted by all of the third-party plaintiffs claims. On August 16, 2022 Khanna and third-party plaintiffs filed an amended complaint that raised the prayer for relief to U.S. $1,546,800,000.  The specifics of the claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. remain substantively unchanged.  The deadline to respond to the amended complaint is November 14, 2022. We are unable at this time to express any opinion as to the outcome of this matter or as to the possible range of loss, if any. However, based on an initial evaluation of the third party claims, Curaleaf Holdings, Inc believes that the third party claims against Curaleaf Holdings, Inc total approximately U.S. $78 million and are without merit. Curaleaf intends to vigorously defend itself against any such claims.

OLCC Settlement

Curaleaf resolved an enforcement matter with the Oregon Liquor and Cannabis Commission (OLCC) relating to an unintentional labeling error involving certain THC and CBD products. In assessing mitigating and aggravating factors, the OLCC reduced the sanctions in light of the Company’s ‘extraordinary cooperation,’ leading to a fine of US $132,750 and a brief (12 day) suspension of one license.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14.	Provide details of any securities issued and options or warrants granted

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	114,356	Shares issued in connection with RSU conversions.	The proceeds from payment of the option exercise price will be used for general working capital purposes.

(1)	State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

On August 8, 2022, the Issuer announced three key executive hires, as noted below:

Ed Kremer – Chief Financial Officer

Mitch Hara – Chief Strategy Officer

Camilo Lyon – Chief Investment Officer

Please see the Issuer’s press release dated August 8, 2022, filed on the Issuer’s website for more information.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Use of Botanical Terpenes

No update since the Company’s previous Form 7.

Hemp-Derived THC Products

As reported in the Company’s previous Forms 7, there continues to be a proliferation of companies selling THC-containing consumer products (some coupled with CBD ingredients and some without) that are distributed outside existing state sanctioned medical and adult use marijuana programs. These products are almost exclusively sold as “gummies.” The Company continues to monitor the development of this market and the approach of state and federal law enforcement to the distribution of these products.

COVID-19

No update since the Company’s previous Form 7.

Europe COVID-19.

No update since the Company’s previous Form 7.

This document contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this Monthly Progress Report contains forward-looking statements and information concerning (i) the Issuer's current litigation and arbitration proceedings, (ii) the potential impacts of the COVID-19 pandemic on the Issuer's business and operations, (iii) the potential impacts on the Company of the Pennsylvania recall and potential legislative changes regarding the use of flavoring and terpenes in cannabis products, and (iv) the potential impacts on the Company of the proliferation of companies selling THC-containing consumer products. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this Monthly Progress Report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this Monthly Progress Report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors" in the Issuer's management's discussion and analysis for the year ended December 31, 2021 filed on March 7, 2022 and under "Risk Factors" in the Issuer’s annual information form for the year ended December 31, 2021 filed on March 9, 2022, each of which is available under the Company’s SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this Monthly Progress Report and the Issuer undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The Issuer cautions investors not to place undue reliance on the forward-looking statements contained in this Monthly Progress Report.

[signature page follows]

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: September 8, 2022.

Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Month Ended August 31, 2022	Date of Report YY/MM/D September 8, 2022
Issuer Address 301 Edgewater Place
City/Province/Postal Code Wakefield, MA 01880 USA	Issuer Fax No. N/A	Issuer Telephone No. (781) 451-0150
Contact Name Investor Relations	Contact Position Investor Relations	Contact Telephone No. (781) 451-0150
Contact Email Address IR@curaleaf.com	Web Site Address www.curaleaf.com